678992.1
                                                                     Exhibit 4.3
                               AEGIS REALTY, INC.
                               625 MADISON AVENUE
                            NEW YORK, NEW YORK 10022



                                                April 3, 1998


Peter T. Allen
617 Detroit Street, #100
Ann Arbor, MI  48104

Dear Mr. Allen:

      This letter agreement will confirm that the terms of your compensation as a member of the Board of Directors of Aegis Realty, Inc., a Maryland corporation (the "Corporation"), are as follows:

      As a Director of the Corporation, you will be entitled to receive compensation at the rate of $15,000 per year in shares of Common Stock of the Corporation, up to $5,000 of which may be received in cash at your option. The value of the shares of Common Stock of the Corporation issued to you will be based on the fair market value at the date of issuance of such shares. You will also receive reimbursement of travel and other expenses and other out-of-pocket disbursements incurred in attending any meetings of the Board of Directors of the Corporation.

      If this letter accurately describes the compensation terms of your position as a Director of the Corporation, please sign each enclosed original where indicated below, and return one of the signed originals to my attention.

      I look forward to our continuing efforts on behalf of the Corporation.

                                          Sincerely yours,


                                           /s/ Stuart J. Boesky

                                          Stuart J. Boesky
                                          President

Agreed and Acknowledged this
3rd day of April, 1998


 /s/ Peter T. Allen

Peter T. Allen